

03002465

.TED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 2-28-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46772

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2002</u> AND ENDING <u>December 31, 2002</u>

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winter Park Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 North New York Avenue, Suite R-2

(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Claude Skinner, Jr.   (407) 629-4400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.

(Name – if individual, state last, first, middle name)

243 W. Park Avenue, Suite 200	Winter Park	Florida	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECEIVED
FEB 2 7 2003
WASH. D.C.
165
PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.** MAR 1 0 2003

OATH OR AFFIRMATION

I, __J. Claude Skinner, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Winter Park Securities, Inc._____ , as of __December 31_____ , 20 _02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

TAMARA SKINNER
MY COMMISSION # DD 159724
EXPIRES: November 2, 2006
Bonded Thru Notary Public Underwriters

_____
Notary Public

_____
Signature

_____President_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

WINTER PARK SECURITIES, INC.

FINANCIAL REPORT
(AUDITED)

DECEMBER 31, 2002

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholder
Winter Park Securities, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Winter Park Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winter Park Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
February 13, 2003

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

WINTER PARK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

ASSETS

Cash and cash equivalents	$	11,128
Clearing account deposits-restricted		100,054
Commissions receivable		11,166
Securities owned - marketable		
at market value (cost $65,915)		17,731
Furniture and equipment, at cost, net of		
accumulated depreciation of $27,929		3,188
Other assets		954
	$	144,221

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions payable	$	5,109
Accounts payable and accrued expenses		6,571
		11,680

STOCKHOLDER'S EQUITY

Common stock, $1 par value; 1,000 shares authorized,		
502 shares issued and outstanding		502
Additional paid-in capital		281,565
Accumulated deficit		(149,526)
		132,541
	$	144,221

The Notes to Financial Statements are
an integral part of this statement.

WINTER PARK SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

REVENUE		
Commissions	$	163,424
Principal transactions		30,497
		193,921
OPERATING EXPENSES		
Salaries		66,500
Commissions		65,297
Floor brokerage, exchange, and clearance fees		33,305
Occupancy		29,331
Communications		28,455
Other operating expenses		25,241
Professional fees		19,056
Payroll and other taxes		10,628
Customer accounts written off		3,600
Regulatory fees		3,488
Depreciation		1,753
		286,654
Loss from operations		(92,733)
OTHER INCOME (EXPENSE)		
Dividend income		2,581
Interest income		3,738
Unrealized loss on marketable securities		(8,713)
		(2,394)
Net loss	$	(95,127)

The Notes to Financial Statements are
an integral part of this statement.

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WINTER PARK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid-In Capital	Accumulated Deficit
BALANCE, January 1, 2002	$ 502	$ 199,565	$ (54,399)
Capital contributions	-	82,000	-
Net loss	-	-	(95,127)
BALANCE, December 31, 2002	$ 502	$ 281,565	$ (149,526)

The Notes to Financial Statements are
an integral part of this statement.

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WINTER PARK SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Commissions received	$ 159,411	
Dividends and interest received	6,319	
Other receipts	30,497	
Commissions paid	(65,157)	
Other fees and expenses paid	(218,787)	
Net cash used in operating activities		$ (87,717)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	82,000	
Net cash provided by financing activities		82,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(5,717)
CASH AND CASH EQUIVALENTS, beginning		116,899
CASH AND CASH EQUIVALENTS, ending		$ 111,182
CASH AND CASH EQUIVALENTS, unrestricted		$ 11,128
CASH AND CASH EQUIVALENTS, restricted		100,054
		$ 111,182

The Notes to Financial Statements are
an integral part of this statement.

WINTER PARK SECURITIES, INC.

STATEMENT OF CASH FLOWS
(Continued)
YEAR ENDED DECEMBER 31, 2002

RECONCILIATION OF NET LOSS TO NET CASH
USED IN OPERATING ACTIVITIES

Net loss			$ (95,127)
Adjustments to reconcile net loss to net cash			
used in operating activities:			
Depreciation	$	1,753	
Unrealized loss on marketable securities		8,713	
Loss on disposal of furniture and equipment		268	
Increase in receivables from brokers and dealers		(4,013)	
Increase in commissions payable		140	
Increase in accounts payable and accrued expenses		549	
			7,410
Net cash used in operating activities			$ (87,717)

The Notes to Financial Statements are
an integral part of this statement.

WINTER PARK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1.   Nature of Organization and Significant Accounting Policies

Nature of business: The Company was incorporated in 1991 and operated as a branch office of a securities trading company. During 1994, the Company received its broker/dealer license and changed the nature of its business. The Company now is engaged as a broker/dealer in the business of buying and selling securities for individual clients. The Company does not act as a clearing agency, but places all business through another broker/dealer, U.S. Clearing Corp., on a fully-disclosed basis.

Cash and cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Cash and cash equivalents - restricted: The Company is required to maintain cash balances with its clearing agency. This clearing deposit is restricted as to use.

Commissions receivable: Commissions receivable are stated at net realizable values. As of December 31, 2002, no allowance for uncollectible accounts was considered necessary.

Marketable securities: In accordance with industry practices, marketable securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of operations for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Furniture and equipment: Furniture and equipment is stated at cost. Depreciation is computed using the straight line and declining balance methods over the estimated useful lives of the assets, which is five years.

Income taxes: The Company has elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholder is taxed on his respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

WINTER PARK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 2.   Net Loss on Marketable Securities

Unrealized losses of $8,713 were recorded during 2002 as a result of the decline in market value of marketable securities which were purchased at a cost of $65,915. The market value of these securities was $17,731 as of December 31, 2002. Net unrealized losses of $39,471 were recorded in prior years.

Note 3.   Leases

In December 2002, the Company entered into two separate one-year operating leases for office space. Each lease contains a renewal clause for a period of one year. The leases require collective monthly payments of $1,150. Minimum payments required under the lease for 2003 total $13,800.

Prior to the execution of these leases, the Company leased office space in a different location on a month-to-month basis. Total rental expense for the year ended December 31, 2002 was $27,237.

Note 4.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $126,745, which was $76,745 in excess of the required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 0.0922 to 1.

Note 5.   Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealer.

Note 6.   Economic Dependency

The Company has sustained losses in the current year of $95,127 and cumulative losses of $149,526. The Company is dependent upon the willingness and ability of its stockholder to make capital contributions to fund negative cash flows when they occur.

WINTER PARK SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Total equity from statement of financial condition		$ 132,541
Deduct ownership equity not allowable for net capital		-
Total capital		132,541
Deductions and other charges		
Furniture and fixtures, net	$ 3,188	
Other assets	954	
Haircuts on securities	1,654	
		5,796
Net capital		126,745
Minimum net capital required		50,000
Excess net capital		$ 76,745
Total aggregate indebtedness		$ 11,680
Ratio of aggregate indebtedness to net capital		0.0922 to 1

WINTER PARK SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
DECEMBER 31, 2002

Net capital (unaudited)	$	126,821
Audit adjustments made:		
Adjustments to assets from statement of financial position		3,235
Adjustments to liabilities from statement of financial position		(123)
Adjustments to non-allowable assets		(3,188)
Net capital (audited)	$	126,745

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Stockholder
Winter Park Securities, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Winter Park Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Winter Park, Florida
February 13, 2003

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